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Attention:	Kevin Dougherty
Laura Nicholson
Yong Kim
Gus Rodriguez

Re:	Frontier Group Holdings, Inc.
Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001670076

Ladies and Gentleman:

On behalf of Frontier Group Holdings, Inc. (the “Company”), we are hereby submitting confidentially Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Draft Submission”), which was previously submitted to the Securities and Exchange Commission (the “Commission”) on January 25, 2021.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received from the staff of the Commission (the “Staff”) on February 22, 2021. For ease of review, we have set forth below the numbered comments from your letter and the Company’s response thereto. For your convenience, we have enclosed a courtesy package for the members of the Staff identified above which includes a copy of Amendment No. 1 marked to show changes from the Draft Submission, as well as a copy of this letter.

Summary

Overview, page 1

1.

We note your disclosure on page 1 that the COVID-19 pandemic has presented significant challenges to the global airline industry since February 2020, and that you have worked diligently to navigate such challenges by implementing disciplined capacity deployment, protecting liquidity and cash flow, and further strengthening your health and safety initiatives. Please briefly discuss in this section the impact of the pandemic on your business, operating results, financial condition and liquidity.

Response: In response to the Staff’s comment, the Company has added additional disclosure on pages 2, 72 and 104 of Amendment No. 1.

February 26, 2021

2.

We note your disclosure that in 2019, you had the most fuel efficient fleet of all U.S. carriers when measured by fuel gallons consumed per ASM, and your disclosure that for the year ended December 31, 2019, you were 43% more fuel efficient than the weighted average of other U.S. airlines. Please revise to clarify the source of such information.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 6 and 109 of Amendment No. 1.

3.

We note your disclosure on page 6 that a key feature of your network includes the removal of underperforming routes. If material, please revise to describe the impact of limitations imposed by the CARES Act or your agreements with Treasury with respect to continued service. In addition, please revise your disclosure on page 74 regarding the primary conditions of the PSP funding to disclose the duration of the requirement that you maintain a certain level of scheduled air transportation as deemed necessary by the Department of Transportation to ensure that all routes you had scheduled air travel to before the downturn due to the COVID-19 pandemic are still served.

Response: The Company respectfully advises the Staff that the added schedule requirements under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and in connection with the Company’s agreements with the United States Department of the Treasury (“Treasury”) have to date been immaterial and accounted for approximately 2% or less of the total available seat miles (“ASMs”) operated by the Company between May and September 2020. The Company further respectfully advises the Staff that in response to the Staff’s comment, the Company has added disclosure on page 115 of Amendment No. 1 to indicate that the Company is required to maintain a specified level of scheduled air transportation and that such added schedule requirements are immaterial. The Company has also modified the disclosure on page 77 of Amendment No. 1 to disclose the duration of the requirement that the Company maintain a certain level of scheduled air transportation.

Our Competitive Strengths

Our Low-Cost Structure, page 4

4.

We note certain of the metrics and related discussion presented under this section are presented for periods through December 31, 2019, while others are presented for periods through September 30, 2020. Revise this section to provide metrics and related discussion for consistent periods. Note that this comment also applies to similar presentation appearing on page 101.

February 26, 2021

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 5, 6, 108 and 109 of Amendment No. 1 to update metrics and related discussion for periods through September 30, 2020 to periods through December 31, 2020. The Company further respectfully advises the Staff that it believes the presentation of certain metrics for the year ended December 31, 2019 provide investors with a better picture of the historical operations of the Company and its competitors as compared to the same metrics for the year ended December 31, 2020 due to the impact of the COVID-19 pandemic on the Company’s operations. To provide a complete picture to investors, the Company has provided such operating statistics for the year ended December 31, 2020 as well as for previous years on pages 19 and 71 of Amendment No. 1.

Operating Statistics, page 17

5.	You define Total Adjusted CASM as the sum of Adjusted CASM and Adjusted Non-operating Expenses per ASM. Please address the following:

•

Disclose the reasons why you believe the presentation of Total Adjusted CASM provides useful information to investors, any additional purposes for which you use Total Adjusted CASM, and any limitations associated with its use;

•	Present a detailed reconciliation for Total Adjusted CASM that quantifies each non-operating expense excluded; and

•	Revise the title as it appears confusingly similar to Adjusted CASM.

Response: In response to the Staff’s comment, the Company has revised the title of Total Adjusted CASM to Adjusted CASM including net interest. The Company has modified the disclosure on page 87 to include an explanation of the utility of Adjusted CASM including net interest and on pages 86 and 91 of Amendment No. 1 to include a reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest.

Dividend Policy, page 58

6.

Please clarify your ability to pay a dividend immediately prior to the consummation of this offering as disclosed on page 59, and in other sections of your prospectus, such as in the supplemental proforma information in Note 20 on page F-50. In this regard, for example, you disclose that in connection with your receipt of financial assistance under the PSP and PSP2, and entering into the Treasury Loan Agreement, you agreed not to make dividend payments in respect of your common stock through October 1, 2022, and are prohibited from paying dividends on your common stock through the date that is one year after the secured loan provided under the Treasury Loan Agreement is fully repaid. In addition, please clarify throughout your filing the duration of the restriction on paying dividends.

February 26, 2021

Response: In response to the Staff’s comment, the Company has clarified throughout the filing that it agreed not to make dividend payments in respect of its common stock until the later of March 31, 2022 or one year after the Treasury Loan facility is repaid. In addition, the Company has modified the disclosure on pages 63 and 65 of Amendment No. 1 to remove references to a dividend to be paid immediately prior to the consummation of this offering, and removed Note 21 (Supplemental Proforma Information) from the Notes to Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

7.	Please discuss and analyze your financial condition and changes in your financial condition. Refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated and expanded the disclosure in Management’s Discussion and Analysis of Financial Condition and Result of Operations on pages 72 through 100 of Amendment No. 1 to include detailed analysis for the year ended December 31, 2020 and discussion of the Company’s financial condition and changes in its financial condition, including its available liquidity.

Results of Operations, page 79

8.

You present Adjusted CASM in various places in your filing. Your reconciliations on pages 82 and 85 reconcile CASM to Adjusted CASM (excluding fuel) but do not address Adjusted CASM. Please present a reconciliation of Adjusted CASM or tell us why you do not believe one is required. Separately, tell us supplementally how Adjusted CASM of $10.21 for the nine months ended September 30, 2020 was calculated.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 86 and 91 of Amendment No. 1 to include a reconciliation of CASM to Adjusted CASM and Adjusted CASM including net interest. The Company respectfully advises the Staff that the Adjusted CASM of $10.21 for the nine months ended September 30, 2020 was calculated by adjusting for aircraft fuel expense and derivative de-designation and mark to market, consistent with the reconciliation of CASM to Adjusted CASM. This same methodology, applied to 2020 data, is reflected in the reconciliation provided in Amendment No. 1.

February 26, 2021

Liquidity and Capital Resources

Commitments and Contractual Obligations, page 91

9.	Tell us whether the amounts presented for your contractual purchase commitments for aircraft and engines are based on actual contractual prices, list prices, or something else.

Response: The Company respectfully advises the Staff that the amounts presented for the contractual purchase commitments for aircraft and engines are based on actual contractual prices.

Business

Competition, page 108

10.

You state on page 1 of your submission that you are an ultra low-cost carrier. In view of that, explain to us why you believe it is appropriate to include in your presentation of Adjusted CASM (Excluding Fuel) and Total Adjusted CASM amounts attributable to airlines that are not ultra low-cost carriers.

Response: The Company respectfully advises the Staff that the Company believes it is appropriate to provide cost data for airlines other than ultra low-cost carriers (“ULCCs”) because other carriers, including the Big Four (American Airlines, Delta Air Lines, United Airlines and Southwest Airlines) and Middle Three (Alaska Airlines, Hawaiian Airlines and JetBlue Airways), provide alternative service on a most of the routes on which the Company operates, and the Company believes that its relative cost advantage is a significant economic element that allows it to compete with those carriers while providing attractive fares to its customers.

11.

For amounts that were not formulated or provided by carriers in their public reports, disclose whether the methods used to calculate the reported amounts were consistently applied across all calculations and whether the methods used were consistent with the calculations for amounts that were formulated or provided by carriers in their public reports.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 6, 7, 108 and 109 of Amendment No. 1 to clarify the methods used to calculate amounts. Further, the Company has added disclosure on page 1 stating, among other things, that certain statements regarding the Company’s competitors are based on publicly available information, including filings with the Securities and Exchange Commission and United States Department of Transportation by such competitors, published industry sources and management estimates. The Company is not aware of any misstatements regarding the industry, competitor and market data presented herein.

February 26, 2021

12.

In view of your statement that measures being presented may not be comparable across all carriers, explain to us why you believe your tabular comparison provides information that is useful to investors.

Response: The Company respectfully advises the Staff that while the individual measures presented may not be comparable across all carriers, the Company believes that presenting both cost and revenue data for other carriers provides investors with useful information regarding the different business models of the Big Four, the Middle Three and the ULCCs. The Company believes that taken together, the tabular comparison of these measures provides investors with a better picture of the economic advantage provided by the Company’s low costs which have historically enabled it to compete with those carriers by offering lower fares to passengers.

Operational Performance, page 111

13.

We note your disclosure of on-time performance and completion factors. Explain to us how you considered providing additional information or context surrounding these measures to help investors understand their significance. For example, explain how you considered providing similar information for competitors.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 119 of Amendment No. 1 to provide additional context surrounding these measures to help investors understand their significance. In addition, the Company has modified the disclosure on page 119 of Amendment No. 1 to include the ranges of on-time performance and completion factor for the 10 airlines of significant size in the United States and the Company’s ranking within those ranges.

Executive Compensation

Compensation Discussion and Analysis

Components of Compensation for Fiscal Year 2020, page 133

14.

You disclose that during the second calendar quarter of 2020, Mr. Biffle voluntarily waived his base salary in light of the challenges presented to your business by COVID-19. Please revise to clarify the duration of such waiver, and whether Mr. Biffle has resumed receiving his base salary in 2021. In addition, please revise to clarify whether the summary compensation table reflects such waiver.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 141 of Amendment No. 1.

Director Compensation Table, page 155

15.	Please update this table for your most recently completed fiscal year end. See Item 402(k) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 163 of Amendment No. 1.

February 26, 2021

Description of Capital Stock

Forum Selection, page 172

16.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise to clarify whether this provision applies to actions arising under the Exchange Act. In that regard, we note your disclosure that nothing in your current certificate of incorporation or bylaws or your restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 179 of Amendment No. 1.

General

17.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Kevin Dougherty to discuss how to submit the materials, if any, for our review.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with supplemental copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act.

* * * * *

February 26, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by e-mail (tony.richmond@lw.com) or Miles P. Jennings by telephone at (415) 395-8198 or by e-mail (miles.jennings@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

CC:	Barry L. Biffle, Frontier Group Holdings, Inc.
Howard Diamond, Frontier Group Holdings, Inc.
Miles P. Jennings, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP